UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12619

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RALCORP HOLDINGS, INC.
SUITE 2900
800 MARKET STREET
ST. LOUIS, MISSOURI 63101

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

Assets
Investments	$267,169,644	$233,020,011
Employer contributions receivable	636,640	-
Total assets	267,806,284	233,020,011

Liabilities
Fees payable	14,903	14,847
Corrective distributions payable	293,538	291,156
Total liabilities	308,441	306,003

Net Assets Available for Benefits	$267,497,843	$232,714,008

See the accompanying Notes to Financial Statements.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2006	2005

Additions
Investment income:
Interest and dividend income	$11,534,759	$7,096,848
Net appreciation in fair value of investments	23,039,472	976,157
	34,574,231	8,073,005
Contributions:
Employer	5,989,033	4,002,747
Participants	11,955,122	10,432,945
	17,944,155	14,435,692

Total additions	52,518,386	22,508,697

Deductions
Benefits paid	17,232,254	14,109,143
Corrective distributions	366,992	291,156
Other deductions	135,305	113,655

Total deductions	17,734,551	14,513,954

Net Increase in Net Assets before Transfers	34,783,835	7,994,743

Transfers
Asset transfers in	-	19,004,187

Net Increase in Net Assets Available for Benefits	34,783,835	26,998,930

Net Assets Available for Benefits:
Beginning of year	232,714,008	205,715,078
End of year	$267,497,843	$232,714,008

See the accompanying Notes to Financial Statements.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Notes to Financial Statements

Note 1 – Description of Plan

The following description of the Ralcorp Holdings, Inc. (Ralcorp or the Company) Savings Investment Plan (the Plan) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Plan Purpose.  The Plan is a defined contribution plan whose purpose is to permit deferrals of compensation by eligible employees of the Company and its subsidiaries to enable them to share in the Company’s performance through participation in the Ralcorp Stock Fund and to provide them with an attractive, convenient vehicle for accumulating capital for their future economic security.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as to meet the minimum standards for participation and vesting.

Eligibility.  All regular sales, administrative and clerical employees, and certain production employees, depending on the terms and conditions of employment, who receive regular compensation from a payroll in the United States are eligible to participate to the extent permitted by the Plan or applicable law.  Employees are generally eligible at date of hire.  At December 31, 2006 and 2005, there were a total of 5,405 and 5,415 participants, respectively, in the Plan.

Plan Administration.  The Plan is administered by the Company.  Except as to matters required by the terms of the Plan to be decided by the Company’s Board of Directors (the Board), the Company’s Benefits Administration Committee has the right to interpret the Plan and to decide certain matters arising under the Plan.  The Board has designated the Company’s Employee Benefit Trustees Committee (the EBTC) as having certain rights and obligations to control and manage plan assets, to select investment funds available for investment by plan participants, and to appoint and remove the trustee and any investment managers retained in connection with the investment of plan assets.

Plan Contributions.  In 2006, participants could make maximum contributions to the Plan equal to the lesser of $44,000 or 50% of their compensation for that year.  The pre-tax contribution amount, Roth contribution (after tax), or combination of pre-tax contribution and Roth contribution, was limited to $15,000 for 2006, and a catch-up contribution for individuals aged 50 or over was limited to $5,000 per calendar year.  Subject to such limitations, participants may make basic Roth or pre-tax contributions of 2% to 50% of their compensation, in 1% increments.

Participant contributions may be invested in any of the available investment funds. Participant contributions and earnings thereon are vested and non-forfeitable from the time made.

The Company contributes the following depending on years of service: 25% on up to 6% of pay for certain employees with one year of service but less than two; 100% of the first 3% of pay contributed and 50% of the next 3% of pay contributed for certain employees with more than two but less than fifteen years of service; 100% of the first 6% of pay contributed for certain employees with more than fifteen years of service.  Company matching contributions and earnings thereon vest at a rate of 25% for each year of credited Company service by the participant.

Employees of several of the Company’s production facilities are subject to different pre-tax limits and matching contribution levels.  In addition, certain production employees receive non-matching Company contributions.

Investment of Funds.  All contributions will be deposited by the Company in trust funds held by Vanguard Fiduciary Trust Company or any successor trustee selected by the EBTC.  The value of the trust fund's changes according to increases or decreases in the value of the assets, gain or loss on sale of assets, and income from dividends and interest held therein.  In addition, Vanguard performs all record keeping functions for the Plan.

The trustee will maintain as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable.  During the plan years ended December 31, 2006 and 2005, participants were able to allocate their contributions among the following investment options: Royce Total Return Fund, Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard Extended Market Index Fund, Vanguard Federal Money Market Fund, Vanguard International Growth Fund, Vanguard PRIMECAP Fund, Vanguard REIT Index Fund, Vanguard Small-Cap Index Fund, Vanguard Total Bond Market Index Fund, Vanguard Total International Stock Index Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust, and the Ralcorp Stock Fund.

Plan Withdrawals, Loans and Forfeitures.  Upon termination of a participant, retirement, disability, or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant which is vested will be distributed to the participant or to the participant’s beneficiary or other legal representative.  Under the Plan, a participant may elect from several payment alternatives regarding the timing and nature of distributions.  Plan withdrawals may be made prior to termination or retirement for cases of hardship.  Such distributions are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company.

The Company may, subject to certain rules and regulations, permit participants to borrow from their credited account balances.  Such loans will be permitted for any purpose provided certain plan conditions and certain other conditions as prescribed by federal law are met.

Upon termination, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination.  Amounts forfeited are used to reduce Company matching contributions required under the Plan.  Forfeitures, net of amounts restored, during the years ended December 31, 2006 and 2005 were $94,017 and $62,219, respectively.

Plan Amendments and Termination.  The Board, and in certain limited circumstances the EBTC and the Chief Executive Officers of the Company, may amend the Plan.  The Board may also terminate the Plan or direct that Company matching contributions cease.  In such cases, non-forfeitable rights to the Company matching contributions credited to a participant’s account shall automatically vest.

Note 2 – Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan are described below:

Basis of Accounting.  The accompanying financial statements are prepared using the accrual basis of accounting, with the exception of benefit payments, which are recorded upon distribution.

Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

Recently Issued Accounting Standards.  In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108).  SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement.  The Plan adopted SAB 108 during the year ended December 31, 2006 with no significant impact on its financial statements.

In September 2006, the Financial Accounting Standards Board issued FASB Statement No. 157, "Fair Value Measurements," which will be effective for the Plan's 2008 financial statements.  This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  The adoption of this Statement is not expected to have a material effect on the Plan's financial statements but will result in modified disclosures in the notes.

Investments.  Plan investments in common stock and shares of registered investment companies (mutual funds) are carried at fair market value based on closing prices on the last business day of the plan year.  Interest income is recognized as earned, and dividend income is recognized on the ex-dividend date.  Participant loans are valued at cost, which approximates fair value.  Units of the Retirement Savings Trust are valued at net asset value at year-end.  The Ralcorp Stock Fund is valued at its year-end unit closing price (comprised of the year-end market price of Ralcorp common stock plus any uninvested cash position).  Purchases and sales of investments are recorded on a trade-date basis.  Net appreciation (depreciation) in fair value of investments is comprised of net realized and unrealized gains and losses.  Net realized gain (loss) is the difference between sale proceeds and historical cost using the average cost method.  Unrealized gain (loss) is the difference between the market value of an investment at the end of the plan year and the market value of the same investment at the beginning of the plan year or at its acquisition date if acquired during the plan year.  Capital gain distributions are included in dividend income.

Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Note 3 – Investments

The following table presents the carrying value of all of the Plan’s investments.

	December 31,
	2006	2005
Common stock:
Ralcorp Holdings, Inc.	$39,366,693	$37,604,364
Mutual funds:
Royce Total Return Fund	2,135,942	1,507,249
Vanguard 500 Index Fund	42,241,223	39,335,510
Vanguard Explorer Fund	14,306,597	13,735,536
Vanguard Extended Market Index Fund	2,919,331	1,929,827
Vanguard Federal Money Market Fund	22,387,505	19,460,876
Vanguard International Growth Fund	14,328,805	10,304,047
Vanguard PRIMECAP Fund	8,945,628	7,803,409
Vanguard REIT Index Fund	6,447,247	2,563,196
Vanguard Small-Cap Index Fund	2,827,565	1,325,629
Vanguard Total Bond Market Index Fund	10,493,517	10,394,221
Vanguard Total International Stock Index Fund	4,647,297	2,045,045
Vanguard Wellington Fund	30,015,320	26,075,596
Vanguard Windsor II Fund	31,998,889	27,685,477
Common/collective trusts:
Vanguard Retirement Savings Trust	25,505,423	22,832,458
Participant loans	8,602,662	8,417,571
	$267,169,644	$233,020,011

During 2006 and 2005, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2006	2005

Common stock	$8,957,017	$(1,833,815)
Mutual funds	14,082,455	2,809,972
	$23,039,472	$976,157

Note 4 – Related Party Transactions

Certain plan investments are shares of Ralcorp common stock.  Ralcorp is the plan sponsor and, therefore, these transactions qualify as party-in-interest.  At December 31, 2006, these shares had a total cost of $16,955,047 and market value of $39,366,693.  At December 31, 2005, these shares had a total cost of $20,004,578 and market value of $37,604,364.  During 2006, the Plan purchased $6,175,467 and sold $13,370,155 of such assets.  During 2005, the Plan purchased $13,806,644 and sold $14,299,053 of such assets.

Certain plan investments are shares of mutual funds managed and/or held by Vanguard.  Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  At December 31, 2006, these shares had a total cost of $189,634,191 and market value of $217,064,037.  At December 31, 2005, these shares had a total cost of $168,626,943 and market value of $185,490,827.  During 2006, the Plan purchased $57,039,799 and sold $39,388,608 of such assets.  During 2005, the Plan purchased $62,833,567 and sold $38,964,235 of such assets.  Administrative fees paid to Vanguard by the Plan amounted to $129,261 and $113,114 for the years ended December 31, 2006 and 2005, respectively.

Note 5 – Income Tax Status

The Plan has received a favorable determination letter dated July 6, 2005 from the Internal Revenue Service as a qualified plan exempt from income tax under the Internal Revenue Code.  Participants’ basic contributions, Company matching contributions, and earnings of plan investments are not subject to federal income tax until distributed from the Plan.  Supplemental contributions were allowed to be made from a participant’s after-tax compensation prior to April 1, 2001.  Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.

Note 6 – Asset Transfers

On December 3, 2003, the Company completed the purchase of Value Added Bakery Holding Company, also known as Bakery Chef.  Assets totaling $19,004,187 related to participants’ balances in The Bakery Chef 401(k) Plan and The Bakery Chef 401(k) Plan for Non-Union Employees were merged into the Ralcorp Holdings, Inc. Savings Investment Plan on December 29, 2005.  Accordingly, that amount was reported in “Asset transfers in” in the accompanying financial statements for the year ended December 31, 2005.

SUPPLEMENTAL SCHEDULE

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issuer, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

The Royce Funds	Royce Total Return Fund	$2,135,942
* The Vanguard Group	Vanguard 500 Index Fund	42,241,223
* The Vanguard Group	Vanguard Explorer Fund	14,306,597
* The Vanguard Group	Vanguard Extended Market Index Fund	2,919,331
* The Vanguard Group	Vanguard Federal Money Market Fund	22,387,505
* The Vanguard Group	Vanguard International Growth Fund	14,328,805
* The Vanguard Group	Vanguard PRIMECAP Fund	8,945,628
* The Vanguard Group	Vanguard REIT Index Fund	6,447,247
* The Vanguard Group	Vanguard Small-Cap Index Fund	2,827,565
* The Vanguard Group	Vanguard Total Bond Market Index Fund	10,493,517
* The Vanguard Group	Vanguard Total International Stock Index Fund	4,647,297
* The Vanguard Group	Vanguard Wellington Fund	30,015,320
* The Vanguard Group	Vanguard Windsor II Fund	31,998,889
	Total Investment in Shares in
	Registered Investment Companies	193,694,866

* The Vanguard Group	Vanguard Retirement Savings Trust	25,505,423

* Participants	Loans at 5.00% - 10.50% maturing
	January 2007 through January 2017	8,602,662

* Ralcorp Holdings, Inc.	Common Stock	39,366,693

	Total Investments	$267,169,644

* Party-in-interest

Report of Independent Registered Public Accounting Firm

Participants of the Ralcorp Holdings, Inc. Savings Investment Plan and
The Employee Benefit Trustees Committee of Ralcorp Holdings, Inc.

We have audited the accompanying statement of net assets available for benefits of Ralcorp Holdings, Inc. Savings Investment Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Ralcorp Holdings, Inc. Savings Investment Plan as of and for the year ended December 31, 2005 were audited by other auditors whose report dated June 29, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit  to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2006 basic financial statements taken as a whole.  The 2006 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.

/s/ Brown Smith Wallace, L.L.C.

St. Louis, Missouri
June 27, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Ralcorp Holdings, Inc. Savings Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan (the “Plan”) at December 31, 2005 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

  /s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
June 29, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ralcorp Holdings, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

Date: June 27, 2007	By: /s/ T. G. Granneman
T. G. Granneman, Chairman
Ralcorp Holdings, Inc.
Employee Benefit Trustees Committee

EXHIBIT INDEX

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm – Brown Smith Wallace, L.L.C.
23.2	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP